UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of May, 2011

Commission File Number 001-34132

CHINA MASS MEDIA CORP.

6th Floor, Tower B, Corporate Square, 35 Finance Street
Xicheng District, Beijing 100033
People’s Republic of China
(86-10) 8809-1099
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

China Mass Media Reports
First Quarter 2011 Unaudited Financial Results

BEIJING, May 23, 2011--China Mass Media Corp. ("China Mass Media" or the "Company") (NYSE: CMM), a leading television advertising company in China, today announced its unaudited financial results for the first quarter ended March 31, 2011.

First Quarter 2011 Highlights:

■	Total net revenues were RMB50.9 million (US$7.8 million), a decrease of 9.1% from the first quarter of 2010 and a decrease of 32.8% from the fourth quarter of 2010.

■	Operating income was RMB13.1 million (US$2.0 million), a decrease of 5.7% from the first quarter of 2010 and a decrease of 53.7% from the fourth quarter of 2010.

■	Net income was RMB8.3 million (US$1.3 million), a decrease of 17.9% from the first quarter of 2010 and a decrease of 56.3% from the fourth quarter of 2010.

■
Net cash inflows from operating activities were RMB34.8 million (US$5.3 million), a decrease of 13.7% from net cash inflows from operating activities of RMB40.3 million in the first quarter of 2010 and an increase of 34.2% from the fourth quarter of 2010.

Mr. Shengcheng Wang, Chairman and Chief Executive Officer of China Mass Media, commented, “The first quarter of 2011 was a challenging time as we entered the seasonally weak period of the year.  In our advertising agency service business, in order to secure long-term commitments from our clients in the face of intense price competition in the advertising market, we initiated a presale promotional campaign last November to attract longer-term contracts by offering sizable discounts.  These contracts, which are with both advertising agencies and direct advertisers and range in term from three to six months, will serve as a solid foundation of our revenues in 2011.  Due to these promotional activities, there was a significant decrease in the sales price of certain products in the first quarter 2011 compared with the first and fourth quarters of 2010.  As a result, revenues from advertising agency services declined despite the increase in our utilization rate. The sequential decline was also primarily because the fourth quarter is traditionally the peak season in our business.”

“In an effort to diversify our business, towards the end of 2010, we entered into the outdoor advertising business by partnering with the outdoor media company Goto Media.  Goto Media operates 80 large LED advertising screens and 1,000 advertising light boxes in 17 high-speed railway stations in China, including Beijing South Station, Shanghai Hongqiao Station, Guangzhou South Station and Tianjin Station.  We focus on the sale of advertisements on these LED screens.  We believe outdoor LED screens allow advertisements to reach consumers with similar content at a much lower price than traditional television ads.  We also believe there are synergies between the outdoor advertising business and television advertising business, and many of our existing clients find our services for both appealing.  We have formed a dedicated sales team to focus on the sales and marketing of such outdoor services.  In the first quarter of 2011, revenues from the sales of outdoor media totaled approximately RMB230,000.”

“Our production and sponsorship services business continues to show solid growth.  During the first quarter of 2011, we produced a number of commercial and print advertisements for clients such as Suning Appliance, Ping An Insurance of China and Yunnan Baiyao.”

“Our arrangement with CCTV for the ‘Guang Er Gao Zhi’ program, a 30-second daily public service announcement that is broadcast twice a day on CCTV-1 and CCTV-2, will not be renewed once it expires on June 30, 2011 due to programming changes.  This will have a negative impact on our top and bottom line in subsequent periods.”

“Looking forward, we believe content production will become an important component of our strategy as we attempt to reorient our business towards growth.  In 2011, we plan to produce at least one TV entertainment program and one TV drama series.  We are also in discussions with a satellite TV network for the production and broadcast of a TV entertainment program in exchange for advertising time slots.  We believe that by providing television networks with high quality content, we will be able to gain access to such advertising resources.  We will release further details in the coming months.”

First Quarter 2011 Financial Results

Revenues

Revenues from advertising agency services were RMB46.7 million (US$7.1 million) in the first quarter of 2011, a decrease of 15.8% from RMB55.5 million in the first quarter of 2010, and a decrease of 32.8% from RMB69.4 million in the fourth quarter of 2010.  Given the intense price competition in the advertising market, in order to secure a full-year budget from clients and remain competitive in the market, the Company offered sizable discounts to certain clients.  Due to these promotional activities, there was a significant decrease in the Company’s average sales price in the first quarter 2011 compared with the first and fourth quarters of 2010.  As a result, revenues from advertising agency services declined despite the increase in our the Company’s utilization rate.  The sequential decline was also primarily because the fourth quarter is the traditional peak season for the Company’s business.

Revenues from production and sponsorship services were RMB7.2 million (US$1.1 million) in the first quarter of 2011, an increase of 127.9% from RMB3.1 million in the first quarter of 2010, and a decrease of 37.5% from RMB11.4 million in the fourth quarter of 2010.  The Company’s efforts to both improve production capabilities and proactively source new clients helped support momentum in the Company’s production and sponsorship services business, as compared with the first quarter of 2010.  During the first quarter of 2011, the Company successfully produced a number of commercial and print advertisements for clients such as Suning Appliance, Ping An Insurance of China and Yunnan Baiyao.  The decrease in revenues from the fourth quarter of 2010 was mainly because of the general higher level of production activity and the payment of two advertisements produced for CCTV in 2008.

Operating costs and expenses

Cost of revenues was RMB27.1 million (US$4.1 million) in the first quarter of 2011, a decrease of 7.7% from RMB29.3 million in the first quarter of 2010 and a decrease of 19.5% from RMB33.7 million in the fourth quarter of 2010.  The decrease in cost of revenues compared with the first and fourth quarters of 2010 was mainly because time slots available for sale on CCTV-4 decreased from 90 seconds to 60 seconds during the quarter.

Sales and marketing expenses were RMB4.4 million (US$0.7 million) in the first quarter of 2011, a decrease of 16.0% from RMB5.3 million in the first quarter of 2010 and an increase of 7.6% from RMB4.1 million in the fourth quarter of 2010.  The decrease from the first quarter of 2010 was due to lower sales commissions paid to the sales team following the decline in sales performance during the first quarter in 2011.  The increase compared with the fourth quarter of 2010 was mainly because management increased the basic salaries of the sales team in order to attract more talented people.

General and administrative expenses were RMB6.2 million (US$1.0 million) in the first quarter of 2011, a decrease of 16.0% from RMB7.4 million in the first quarter of 2010 and a decrease of 35.1% from RMB9.6 million in the fourth quarter of 2010.  The decrease was mainly due to lower professional service fees in the first quarter of 2011.

Other expenses included an exchange loss of RMB2.5 million (US$0.4 million) in the first quarter of 2011, which compares with an exchange loss of RMB2.8 million (US$ 0.4 million) in the fourth quarter of 2010 and RMB0.1 million (US$0.01 million) in the first quarter of 2010. The Company’s functional currency, the Renminbi, continued to appreciate against the U.S. Dollar (USD), while the Company maintained significant USD deposits.

Income tax expense was RMB4.9 million (US$0.7 million) in the first quarter of 2011, an increase of 4.1% from RMB4.7 million in the first quarter of 2010, and a decrease of 43.5% from RMB8.6 million in the fourth quarter of 2010.  The Company's effective tax rate was 31.6%, 31.3% and 37.0% for the three months ended March 31, 2010, December 31, 2010 and March 31, 2011, respectively. T he effective tax rate for the first quarter of 2011 was higher than the PRC statutory tax rate mainly due to the exchange losses of RMB2.5 million incurred by the offshore companies that were not deductible from PRC tax.

Operating income, as a result of the foregoing factors, was RMB13.1 million (US$2.0 million) in the first quarter of 2011, a decrease of 5.7% from RMB13.9 million in the first quarter of 2010 and a decrease of 53.7% from RMB28.4 million in the fourth quarter of 2010.  The company's operating margin was 24.9%, 37.5% and 25.8% for the three months ended March 31, 2010, December 31, 2010 and March 31, 2011, respectively.

Net income was RMB8.3 million (US$1.3 million) in the first quarter of 2011, a decrease of 17.9% from net income of RMB10.1 million in the first quarter of 2010 and a decrease of 56.3% from RMB19.0 million in net income in the fourth quarter of 2010.  The Company's net margin was 18.1%, 25.1% and 16.3% for the three months ended March 31, 2010, December 31, 2010 and March 31, 2011, respectively.

Basic and diluted earnings per ADS for the first quarter of 2011 were RMB0.32 (US$0.05), compared with basic earnings per ADS of RMB0.38 for the first quarter of 2010 and RMB0.72 for the fourth quarter of 2010.

Each ADS represents 30 ordinary shares.

Business Outlook

The Company currently expects to generate total net revenues of between RMB48 million ($7.3 million) to RMB53 million ($8.1 million) for the second quarter of 2011, which represents a potential decrease of 7.0% to 15.8% compared with the second quarter of 2010 due to continued pricing competition in the market.  This forecast reflects the Company’s current and preliminary estimate, which is subject to change.

Conference Call

China Mass Media will host a conference call and live webcast at 8:00 a.m. Eastern Time (EST) on Monday, May 23, 2011(8:00 p.m. Beijing time on May 23, 2011).

The dial-in details for the live conference call are as follows:

- U.S. Toll Number: +1 617 597 5346
- U.S. Toll Free Number:   +1 866 362 4829
- HK. Toll Free Number: 800 96 3844
- South China Toll Free Number/ China Telecom: 10 800 130 0399
- North China Toll Free Number/ China Telecom: 10 800 152 1490
- South China Toll Free Number/ China Netcom: 10 800 852 1490
Passcode: CMM

A live webcast of the conference call will be available on the investor relations section of the Company's website at: http://www.chinammia.com.

A telephone replay of the call will be available after the conclusion of the conference call. The dial-in details for the replay are as follows:

  - U.S. Toll Free Number:          +1 888 286 8010
  - International dial-in number:  +1 617 801 6888
    Passcode:   56565421

Non-GAAP Disclosure

In addition to the unaudited consolidated financial information presented in accordance with US GAAP, management uses a non-GAAP measure of net income excluding non-cash share-based compensation. Company management believes excluding the share-based compensation expenses from non-GAAP financial measures is useful for the investors' understanding of overall current financial performance. Nevertheless, the limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in the Company's business.

The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned "Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures" set forth below, which shall be read in conjunction with the preceding financial information presented in accordance with US GAAP.

Safe Harbor Statement

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the Company's plans, objectives, expectations, strategies, intentions, or other characterizations of future events or circumstances and are generally identified by the words anticipates, believes, could, estimates, expects, intends, may, plans, seeks, would, and similar expressions.

A number of factors could cause the Company's actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in the Securities and Exchange Commission filings of the Company. China Mass Media does not undertake any obligation to update any forward-looking statements, except as required under applicable law.

About China Mass Media Corp.

As a leading television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services, and other value added services. The Company currently offers approximately 474 minutes of advertising time slots per day on CCTV Channels 1, 2, 4, E and F. CCTV is the largest television network in China. The Company has produced over 500 advertisements and has won a number of prestigious awards in China and across the world, including the "Gold World Medal" at The New York Festivals® International Television & Film Awards. For more information, please visit http://www.chinammia.com.

For further information, contact:

China Mass Media Corp.
Julie Sun
CFO
6/F, Tower B, Corporate Square,
35 Finance Street Xicheng District
Beijing, 100033
P. R. China
Phone: +86-10-8809-1050
Email: juliesun@chinammia.com

Christensen
Tip Fleming
Phone: +852-2117-0861
Email: tfleming@christensenir.com

Teal Willingham
Phone: +852-9827-3632
Email: twillingham@christensenir.com

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	THREE MONTHS ENDED,
	Mar 31, 2010	Dec 31, 2010	Mar 31, 2011	Mar 31, 2011
	RMB	RMB	RMB	US$

Revenues:
Advertising agency services	55,466,324	69,441,672	46,699,856	7,131,600
Advertisement production and sponsorship services	3,141,023	11,445,226	7,157,528	1,093,036
Total Revenue	58,607,347	80,886,898	53,857,384	8,224,636
Less: Business tax	(2,626,585)	(5,102,111)	(2,955,722)	(451,372)

Total net revenues	55,980,762	75,784,787	50,901,662	7,773,264

Operating costs and expenses:
Cost of revenues	(29,340,334)	(33,652,251)	(27,085,297)	(4,136,233)
Sales and marketing expenses	(5,293,944)	(4,131,716)	(4,446,447)	(679,023)
General and administrative expense	(7,409,378)	(9,588,120)	(6,225,352)	(950,682)
Total operating costs and expenses	(42,043,656)	(47,372,087)	(37,757,096)	(5,765,938)

Operating income	13,937,106	28,412,700	13,144,566	2,007,326

Interest and investment income	858,166	1,646,857	2,481,784	378,997
Other income/(expense), net	6,246	(2,413,292)	(2,443,265)	(373,114)

Income before tax	14,801,518	27,646,265	13,183,085	2,013,209
Income tax expense	(4,690,509)	(8,641,741)	(4,883,735)	(745,802)
Net income	10,111,009	19,004,524	8,299,350	1,267,407

Net income available to ordinary shareholders	10,111,009	19,004,524	8,299,350	1,267,407

Earnings per ordinary shares, basic	0.013	0.024	0.0108	0.0016
Earnings per ordinary share, diluted	0.013	0.024	0.0107	0.0016
Earnings per ADS, basic	0.38	0.73	0.3234	0.0494
Earnings per ADS, diluted	0.38	0.72	0.3220	0.0492

Shares used in calculating earnings per ordinary share, basic	788,012,500	784,690,106	769,992,300	769,992,300
Shares used in calculating earnings per ordinary shares, diluted	789,873,237	788,060,137	773,240,405	773,240,405
Shares used in calculating earnings per ADS, basic	26,267,083	26,156,337	25,666,410	25,666,410
Shares used in calculating earnings per ADS, diluted	26,329,108	26,268,671	25,774,680	25,774,680

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	Dec 31, 2010	Mar 31, 2011	Mar 31, 2011
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	544,427,828	321,951,677	49,165,688
Restricted cash	10,000,000	10,000,000	1,527,114
Short-term investments	150,000,000	400,000,000	61,084,556
Notes receivable	5,892,690	8,626,094	1,317,303
Accounts receivable, net	991,024	5,092,876	777,740
Prepaid expenses and other current assets	41,794,343	54,330,775	8,296,928
Total current assets	753,105,885	800,001,422	122,169,329
Non-current assets
Property and equipment, net	58,602,500	57,680,835	8,808,521
Total non-current assets	58,602,500	57,680,835	8,808,521
Total assets	811,708,385	857,682,257	130,977,850

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable	156,494,604	200,646,464	30,641,001
Customer advances	39,311,493	39,328,017	6,005,836
Accrued expenses and other current liabilities	23,848,004	20,945,273	3,198,581
Taxes payable	30,194,919	31,594,619	4,824,858
Amount due to related parties	53,237,048	53,237,048	8,129,904
Total current liabilities	303,086,068	345,751,421	52,800,180
Total Liabilities	303,086,068	345,751,421	52,800,180

Shareholders’ equity
Ordinary shares ($0.001 par value; 3,000,000,000 shares authorized; 788,332,360 shares issued and outstanding as of December 31, 2010; 775,388,020 shares issued and outstanding as of March 31, 2011)	5,381,321	5,296,452	808,829
Additional paid-in capital	361,736,018	353,021,804	53,910,451
Statutory reserves	25,000,000	25,000,000	3,817,785
Retained earnings	126,034,102	134,333,452	20,514,248
Repurchased shares to be cancelled, at cost (13,860,000 ordinary shares as of December 31, 2010 and 9,723,000 ordinary shares as of March 31, 2011)	(9,529,124)	(5,720,872)	(873,643)
Total Shareholders’ Equity	508,622,317	511,930,836	78,177,670

Total Liabilities and Shareholder’s Equity	811,708,385	857,682,257	130,977,850

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED
	Mar 31, 2010	Dec 31, 2010	Mar 31, 2011	Mar 31, 2011
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net income	10,111,009	19,004,524	8,299,351	1,267,405
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation expense	809,997	998,519	1,000,185	152,740
Interest income	(426,230)	(1,352,712)	(2,102,411)	(321,062)
Exchange (gain)/ loss	84,690	2,828,718	2,485,718	379,597
Share-based compensation	519,777	185,129	361,253	55,167
Disposal of property and equipment	12,263	(294,175)	(46,406)	(7,087)
Changes in assets and liabilities:
Notes receivable	(2,327,289)	(5,892,690)	(2,733,405)	(417,422)
Accounts receivable, net	(9,421,011)	3,616,518	(4,101,852)	(626,400)
Prepaid expense and other current assets	6,978,143	10,821,091	(6,298,388)	(961,836)
Accounts payable	32,393,192	30,821,414	44,151,860	6,742,492
Customer advances	4,681,626	1,820,668	16,524	2,523
Accrued expenses and other current liabilities	(944,176)	3,971,639	(2,902,731)	(443,277)
Taxes payable	(2,085,359)	6,490,390	(3,379,180)	(516,039)
Amount due to related parties	(123,360)	(47,129,920)	-	-
Net cash provided by operating activities	40,263,272	25,889,113	34,750,518	5,306,801

Cash flows from investing activities:
Net proceeds from redemption / (purchase) of short-term investments	(120,000,000)	140,000,000	(250,000,000)	(38,177,848)
Increase in restricted cash	-	(10,000,000)	-	-
Purchase / (disposal) of property and equipment	(26,330,276)	245,812	(1,752,423)	(267,615)
Gain on sales of investment	233,162	1,027,233	2,218,027	338,718
Net cash provided by / (used in) investing activities	(146,097,114)	131,273,045	(249,534,396)	(38,106,745)

Cash flows from financing activities:
Repurchase stocks on open market	(84,692)	(9,529,124)	(5,895,960)	(900,380)
Proceeds from exercise of share options	-	-	687,751	105,027
Net cash used in financing activities	(84,692)	(9,529,124)	(5,208,209)	(795,353)

Effect of foreign currency exchange	-	(2,828,718)	(2,484,064)	(379,345)
Net increase / (decrease) in cash and cash equivalents	(105,918,534)	144,804,316	(222,476,151)	(33,974,642)
Cash and cash equivalents at beginning of the period	508,778,014	399,623,512	544,427,828	83,140,330
Cash and cash equivalents at end of the period	402,859,480	544,427,828	321,951,677	49,165,688

CHINA MASS MEDIA CORP.
SELECTED OPERATING DATA

	THREE MONTHS ENDED
	Mar 31, 2010	Dec 31, 2010	Mar 31, 2011

Number of programs secured during the period	35	35	35

Total advertising time obtained (seconds)	2,595,780	2,676,240	2,552,220	(1)

Total advertising time sold (seconds)	118,355	212,040	127,745	(2)

(1)           Represents the total amount of time during regular television programs secured through our contracts with CCTV, including 219,420 seconds from CCTV-1, CCTV-2 and CCTV-4 and 2,332,800 seconds from CCTV-E and CCTV-F.

(2)           During the three-month periods ended March 31, 2010, December 31, 2010 and March 31, 2011, the company has sold 5,340 seconds and 39,120 seconds and 11,880 seconds of advertisements in CCTV-E and CCTV-F.

RECONCILIATIONS OF UNAUDITED NON-GAAP RESULTS OF OPERATIONS MEASURES TOTHE NEAREST COMPARABLE GAAP MEASURES (*)

	Three months ended March 31, 2010			Three months ended March 31, 2011
	GAAP Results	Adjustment	NON-GAAP Result	GAAP Result	Adjustment	NON-GAAP Result
	RMB	RMB	RMB	RMB	RMB	RMB

Operating income	13,937,106	519,777	14,456,883	13,144,566	361,253	13,505,819

Net income	10,111,009	519,777	10,630,786	8,299,350	361,253	8,660,603

(*)The adjustment is for share-based compensation expenses.

Non-GAAP Disclosure

In addition to the unaudited consolidated financial information presented in accordance with US GAAP, management uses a non-GAAP measure of net income excluding non-cash share-based compensation. Company management believes excluding the share-based compensation expenses from non-GAAP financial measures is useful for the investors' understanding of overall current financial performance. Nevertheless, the limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in the Company's business.

The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned "Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures" set forth above, which shall be read in conjunction with the preceding financial information presented in accordance with US GAAP.

CHINA MASS MEDIA CORP.
(Registrant)

Date: May 23, 2011	By:	/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Chairman and Chief Executive Officer